SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X             Form 40-F
                                ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No  X
                            ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated October 28, 2004, announcing its financial results for the third quarter of its 2004 fiscal year.

2. Summary financial information of ABB Ltd for the nine months ended September 30, 2004.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004

Steady improvement in profitability

Higher Group EBIT, strong increase in net income and cash flow

o    Double-digit growth continues in core division orders and revenues
o    Higher EBIT led by 54-percent increase in Automation Technologies
o    Power Technologies EBIT lowered by parts of systems business
o    Total debt reduced to $5.2 billion, gearing at 61 percent

2004 Q3 key figures
------------------------------------------------------------ -------------- ----------------- --------------
($ in millions)                                                      Q3 04          Q3 03<F1><F2>     Change
..................... ....................................... .............. ................. ..............
Orders               Group                                           4,782             4,373             9%
..................... ....................................... .............. ................. ..............
                     Power Technologies                              2,103             1,853            13%
                     ....................................... .............. ................. ..............
                     Automation Technologies                         2,750             2,312            19%
                     ....................................... .............. ................. ..............
Revenues             Group                                           4,796             4,553             5%
..................... ....................................... .............. ................. ..............
                     Power Technologies                              2,142             1,877            14%
                     ....................................... .............. ................. ..............
                     Automation Technologies                         2,684             2,392            12%
                     ....................................... .............. ................. ..............
EBIT<F3>             Group                                             255               230            11%
..................... ....................................... .............. ................. ..............
                     Power Technologies                                110               127          (13%)
                     ....................................... .............. ................. ..............
                     Automation Technologies                           266               173            54%
                     ....................................... .............. ................. ..............
                     Non-core activities                              (10)                 6
                     ....................................... .............. ................. ..............
                     Corporate                                       (111)              (76)
                     ....................................... .............. ................. ..............
EBIT margin          Group                                            5.3%              5.1%
..................... ....................................... .............. ................. ..............
                     Power Technologies                               5.1%              6.8%
                     ....................................... .............. ................. ..............
                     Automation Technologies                          9.9%              7.2%
..................... ....................................... .............. ................. ..............
Loss from discontinued operations                                     (24)             (325)
............................................................. .............. ................. ..............
Net income (loss)                                                       98             (283)
............................................................. .............. ................. ..............
Basic net income (loss) per share                                     0.05            (0.24)
------------------------------------------------------------------------------------------------------------

<F1> Figures for the Group and Power Technologies division have been restated to correct a previously disclosed overstatement of earnings. For more information, refer to Note 2 - Restatement for earnings overstatement in an Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.
<F2> Includes reclassification of activities to Discontinued operations in 2003.
<F3> Earnings before interest and taxes.
------------------------------------------------------------------------------------------------------------

Zurich, Switzerland, October 28, 2004 - ABB, the leading power and automation technology group, today reported a steady improvement in orders and revenues, earnings before interest and taxes (EBIT) as well as cash flow from operations in the third quarter of 2004.

Net income amounted to $98 million in the third quarter and $188 million for the first nine months of 2004, compared to losses of $283 million and $388 million, respectively, in the same periods of 2003. Cash flow from operating activities increased to $322 million, up $205 million from the same quarter last year.

"We continue to strengthen our performance," said Jurgen Dormann, ABB chairman and CEO. "We are on track to deliver a positive net income for 2004 and are confident that we will reach a Group EBIT margin of eight percent in 2005, even though the Power Technologies division faces challenges to achieve its 2005 margin target."

The Automation Technologies division turned in a strong performance, reporting a 54-percent increase in EBIT. Power Technologies division EBIT was lower, mainly due to the remaining underutilization in the power lines business and in other parts of the systems business.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


Summary of third quarter results
Orders received in the core divisions amounted to $4,853 million, up 17 percent (11 percent in local currencies) in the third quarter of 2004 compared to the same quarter last year. The improvement was driven by continued growth in base orders (less than $15 million) in both divisions and a significant increase in large orders (more than $15 million) in the Automation Technologies division.

Both divisions saw strong order growth in both U.S. dollar and local currency terms in China, the U.S., Latin America and eastern Europe. Local currency orders from western Europe were slightly higher in Automation Technologies and lower in Power Technologies.

Group orders grew 9 percent to $4,782 million compared to the same quarter in 2003 (5 percent higher in local currencies). Orders were sharply lower in Non-core activities as a result of the divestment of most of the Building Systems businesses in the third quarter of last year. Excluding the difference in orders resulting from the Buildings Systems divestment, Group orders were 16 percent higher (12 percent in local currencies).

Base orders (less than $15 million) in the core divisions were up 15 percent (9 percent in local currencies), with increases seen in all regions, led by the Americas and Asia.

Large orders (more than $15 million) were up by more than a third in the quarter, led by more than 50-percent growth in the Automation Technologies division. Large orders in the Power Technologies division were down in the quarter. Large orders in the core divisions amounted to 10 percent of total core division orders in the third quarter, compared to 8 percent in the same quarter in 2003.

The combined order backlog for the core divisions at the end of the third quarter amounted to $11,322 million, 14 percent higher than at the end of the same quarter in 2003 (10 percent higher in local currencies). The order backlog was up 13 percent in the Power Technologies division (8 percent in local currencies) and 16 percent (11 percent in local currencies) in the Automation Technologies division. The Group order backlog at the end of the third quarter was $11,242 million.

Revenues in the core divisions grew a combined 13 percent; 14 percent for the Power Technologies division (9 percent in local currencies) and 12 percent in Automation Technologies (6 percent in local currencies) compared to the same quarter in 2003. The improvement reflects the strong growth in base orders in recent quarters. Strong double-digit revenue growth was reported by the core divisions in China, India and eastern Europe.

Group revenues in the third quarter grew 5 percent (flat in local currencies) to $4,796 million, as higher revenues in the core divisions offset the 70-percent drop in Non-core revenues resulting from the divestment of most of the Building Systems business in the third quarter of 2003. Building Systems reported revenues of $118 million in the third quarter of 2004 compared to $425 million in the same period in 2003.

Group EBIT in the third quarter increased 11 percent to $255 million from $230 million in the same quarter in 2003. The improvement was driven by a 54-percent earnings increase in the Automation Technologies division, which more than offset a 13-percent EBIT decrease in

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


the Power Technologies division. Non-core activities reduced EBIT by $10 million, while the Corporate result amounted to an EBIT loss of $111 million in the third quarter.

The Group EBIT margin in the quarter was 5.3 percent compared to 5.1 percent in the same quarter of 2003. The Power Technologies EBIT margin decreased to 5.1 percent in the quarter from 6.8 percent in the third quarter of 2003, while the Automation Technologies EBIT margin rose from 7.2 percent to 9.9 percent.

Employees in ABB numbered approximately 103,000 on September 30, 2004 - about 10,000 fewer than at the end of the second quarter of 2004. The reduction was primarily due to the divestment in July of ABB's upstream oil and gas business, which employed about 8,000 people, as well as the customary seasonal reduction in the number of temporary employees.

Finance net<F1> was negative $25 million compared to negative $122 million in the third quarter of 2003. The improvement reflects higher interest income (resulting from the increase in cash and marketable securities), a decrease in interest expense (due to the lower debt levels) and the non-recurrence of the $43-million expense taken in the corresponding 2003 quarter related to the mark-to-market accounting treatment of the equity option embedded in the $968 million of convertible bonds issued in 2002. The need for this accounting treatment was eliminated following a meeting of bondholders in May 2004, who agreed to a change in the terms of the bonds allowing them to be converted into American Depositary Shares instead of ordinary shares denominated in Swiss francs. Included in the line Interest and other finance expense in the third quarter of 2004 was an amortization expense for the discount on the bonds of $7 million.

-----------------------------
<F1> Finance net is the difference between interest and dividend income and interest and other finance expense.

The net loss in Discontinued operations amounted to $24 million, compared to a net loss of $325 million in the third quarter of 2003. The improvement was mainly the result of sharply lower losses in the downstream oil and gas business compared to the same quarter in 2003, when the business reported significant project write-downs. A further contribution to the improvement in the quarter was a decrease of $97 million in expenses related to asbestos, including a $48-million reduction in the expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company's asbestos liabilities, as well as the non-recurrence of a $41-million provision taken in the third quarter last year to cover future asbestos payments. (For more details on Discontinued operations, please refer to page 10).

ABB's net income for the third quarter amounted to $98 million, compared to a net loss of $283 million for the same period in 2003.

Balance sheet
Cash and marketable securities at the end of September 2004 amounted to $3.6 billion (excluding Discontinued operations), up from $3.4 billion at the end of June 2004. A cash increase resulting from the approximately $800 million net cash proceeds on the closure of the sale of the upstream oil and gas business, plus improved cash flow from operations in the third quarter, were partly offset by cash outflows to complete the announced tender offer and call of the outstanding Euro 300 million 5.375-percent bonds (due in June 2005) and the Euro 475 million 5.125-percent bonds (due in January 2006), amounting to approximately Euro 275 million and Euro 368 million, respectively.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


At the end of September 2004, total debt (defined as total short and long-term borrowings) was $5.2 billion, compared to $6.1 billion at June 30, 2004, and $7.9 billion at the end of December 2003.

Gearing, defined as total debt divided by total debt plus shareholders' equity (including minority interest), amounted to 61 percent at the end of September compared to 66 percent at the end of June 2004 and 71 percent at the end of December 2003.

Stockholders' equity at September 30, 2004, was $3,121 million compared to $2,922 million at the end of June 2004.

Cash flow from operating activities
-------------------------------------------------------------------------------------------------------------
$ in millions                                               Q3 2004             Q3 2003<F1>          Change
-------------------------------------------------------------------------------------------------------------
Power Technologies                                               67                   81              (14)
-------------------------------------------------------------------------------------------------------------
Automation Technologies                                         239                  219                20
-------------------------------------------------------------------------------------------------------------
 Non-core activities                                           (24)                    9              (33)
-------------------------------------------------------------------------------------------------------------
 Corporate                                                       62                    2                60
-------------------------------------------------------------------------------------------------------------
 Oil, Gas and Petrochemicals businesses                        (22)                (194)               172
-------------------------------------------------------------------------------------------------------------
 Total net cash from operating activities                       322                  117               205
-------------------------------------------------------------------------------------------------------------
<F1> Figures for the Group and Power Technologies division have been restated to correct a previously disclosed overstatement of earnings. For more information, refer to Note 2 - Restatement for earnings overstatement in an Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.

Net cash from operating activities for the Group in the third quarter of 2004 improved by $205 million compared to the year-earlier period, mainly the result of higher earnings, as well as the impact of the change from lump-sum large project orders to lower-risk reimbursable orders in the downstream oil and gas business, which has stabilized the cash flow cycle in that business.

Cash flow from operations in the core divisions developed in line with their earnings in the quarter - higher in the Automation Technologies division and lower in the Power Technologies division.

Cash used in Non-core activities amounted to $24 million, related primarily to the loss in the Building Systems businesses. Corporate generated cash flow of $62 million in the quarter, mainly from treasury-related operations. Total asbestos cash outflows amounted to $1 million in the quarter ($56 million in the same quarter of 2003).

Divestments
As already announced, ABB closed the sale of its upstream oil and gas business on July 12, 2004, which resulted in net cash proceeds of approximately $800 million (included in Cash from investing activities in the cash flow statement) and a breakeven result on the transaction. ABB and the buyers of the business are currently in the process of determining the final sales price, based on the final adjusted accounts as of the closing date. This is part of a customary process in such transactions.<F2>

--------------------------

<F2> Please refer to Note 3 - Significant Divestitures, in the notes to the summary consolidated financial statements attached to this press release.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


Asbestos
ABB is awaiting the results of a hearing held on June 3, 2004, before the U.S. 3rd Circuit Court of Appeals to review a pre-packaged Chapter 11 protection plan that was filed in 2003 by a U.S. subsidiary of ABB, Combustion Engineering Inc. The plan has already been approved by both a federal bankruptcy court and a U.S. district court and ABB remains confident that the Circuit Court will also approve the plan.

Board of Directors and Group management
Louis R. Hughes, a member of ABB's Board of Directors, has taken a temporary leave of absence from the Board to serve the United States government in Afghanistan. In addition, the company is in the final stages of appointing a new chief financial officer and plans to make an announcement shortly.

Group outlook
From 2002 through to the end of 2005, ABB expects compound average annual revenue growth of 4 percent in local currencies. The Power Technologies division expects compound average annual revenue growth of 5.3 percent in local currencies. The Automation Technologies division expects compound average annual revenue growth of 3.3 percent in local currencies.

For 2005, the EBIT margin targets remain unchanged at 8 percent for the Group and 10.7 percent for the Automation Technologies division. Achieving the 10-percent EBIT margin target in the Power Technologies division depends partly on the timely resolution of the remaining underutilization in the power lines business.

The company intends to further reduce total debt to about $4 billion and gearing to approximately 50 percent by the end of 2005.

Revenue and margin targets exclude major acquisitions, divestitures and business closures.

Divisional performance Q3 2004

Power Technologies
-------------------------------------------------------------------------------------------------------------
$ in millions (except where indicated)                      Q3 2004          Q3 2003<F1><F2>         Change
-------------------------------------------------------------------------------------------------------------
Orders                                                        2,103                1,853               13%
-------------------------------------------------------------------------------------------------------------
Revenues                                                      2,142                1,877               14%
-------------------------------------------------------------------------------------------------------------
 EBIT                                                           110                  127             (13%)
-------------------------------------------------------------------------------------------------------------
 EBIT margin                                                   5.1%                 6.8%
-------------------------------------------------------------------------------------------------------------
Restructuring costs (included in EBIT)                         (12)                 (21)
-------------------------------------------------------------------------------------------------------------

<F1> Restated to correct a previously disclosed overstatement of earnings. For more information, refer to Note
2- Restatement for earnings overstatement in an Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.
<F2> 2 Adjusted to reflect the reclassification of activities to Discontinued operations in 2003 and the move of substation automation activities from the Automation Technologies division, effective January 1, 2004.

Orders received in the Power Technologies division rose 13 percent to $2,103 million in the third quarter of 2004 (up 9 percent in local currencies) as the growth in base orders more than offset lower large orders in the quarter. Local currency orders were higher in all business areas except Utility Automation Systems.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


Regionally, orders from China again grew strongly, up by more than a third in both U.S. dollar and local currency terms compared to the third quarter of 2003, and orders from India more than doubled in both U.S. dollars and local currencies. Orders in local currency terms were almost 50 percent higher in the U.S. and grew significantly in eastern Europe. In western Europe, orders were lower in both U.S. dollars and local currencies. The market remained favorable in the Middle East and Africa but orders were down from the very high 2003 levels. Orders in Latin America were up.

Orders in the quarter included a $60-million order, announced in October, for high-voltage switchgear and transformers for the Three Gorges project in China, and a $24-million order in Algeria to upgrade part of the country's power grid.

Revenues in the quarter were 14 percent higher at $2,142 million (up 9 percent in local currencies). Revenues were up in all business areas, led by Transformers, Medium-Voltage Products and High-Voltage Products. Asia and the Middle East were the main drivers of the revenue improvement.

Third-quarter EBIT decreased to $110 million from $127 million in the same period in 2003. Higher EBIT in the High-Voltage Products and Transformers business areas, plus lower restructuring charges than the same period in 2003, were offset primarily by the remaining underutilization in the power lines business and in other parts of the systems business. There was an additional effect from higher raw material costs that could not yet be reflected in higher prices.

As a result, the division's EBIT margin in the quarter amounted to 5.1 percent compared to 6.8 percent in the same quarter last year. The EBIT margin before restructuring was 5.7 percent compared to 7.9 percent in the same quarter last year.

Cash flow from operations for the division decreased to $67 million in the third quarter from $81 million in the same quarter of 2003, mainly the result of lower earnings.

The Power Technologies division announced plans in August to accelerate profitable growth by streamlining its five business areas into two, organized around products and systems. The Power Technology Products business area will incorporate ABB's manufacturing network for power technologies. The Power Technology Systems business area will offer systems for power transmission and distribution grids, and for power plants. The changes will take effect as of January 1, 2005.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


Automation Technologies
-------------------------------------------------------------------------------------------------------------
$ in millions (except where indicated)                      Q3 2004             Q3 2003<F1>          Change
-------------------------------------------------------------------------------------------------------------
Orders                                                        2,750                2,312               19%
-------------------------------------------------------------------------------------------------------------
Revenues                                                      2,684                2,392               12%
-------------------------------------------------------------------------------------------------------------
 EBIT                                                           266                  173               54%
-------------------------------------------------------------------------------------------------------------
 EBIT margin                                                   9.9%                 7.2%
-------------------------------------------------------------------------------------------------------------
Restructuring costs (included in EBIT)                         (11)                 (40)
-------------------------------------------------------------------------------------------------------------

<F1> Adjusted to reflect the move of substation automation activities to the Power Technologies division, effective January 1, 2004

The Automation Technologies division recorded a 19-percent increase in orders compared to the same quarter last year (up 13 percent in local currencies), with strong growth in all business areas in both U.S. dollar and local currency terms.

Order growth was strong across most product businesses, as well as the oil and gas and marine sectors. Regionally, orders were significantly higher in the U.S., Latin America, and both eastern and western Europe, all of which showed strong double-digit local currency growth. Orders continued to grow at a double-digit pace in China.

Both base and large orders grew in the quarter. Large orders in the quarter included two contracts valued at a total of $174 million for gas compressor stations in Poland and Algeria.

Demand for ABB's new System 800xA process control system continued to grow, including significant recent orders from a large aluminum refinery in Brazil, a paper company in China, fertilizer manufacturers in Egypt and a water treatment utility in The Netherlands.

Revenues and EBIT grew for the eighth consecutive quarter. Revenues rose to $2,684 million, up 12 percent (6 percent in local currencies) compared to the third quarter of last year. Revenues in U.S. dollars were higher in all business areas. In local currencies, revenues were higher in Automation Products and Process Automation, and slightly lower in Manufacturing Automation as the result of a weak order backlog at the beginning of the year.

Revenues in local currencies in the Americas and western Europe were flat for the third quarter, and significantly higher in Asia, eastern Europe and the Middle East and Africa.

EBIT rose 54 percent to $266 million compared to the same quarter in 2003, driven by double-digit improvements in all business areas. The EBIT margin reached 9.9 percent from 7.2 percent in the same quarter in 2003. The main contributors were ongoing productivity improvements, increased product revenues and a $29-million reduction in restructuring costs. The EBIT margin before restructuring increased to 10.3 percent in the third quarter of 2004 from 8.9 percent in the same period last year.

Cash flow from operating activities in the quarter amounted to $239 million, up 9 percent, mainly the result of higher earnings.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004

Non-core activities
----------------------------------------------------------- ------------------- -----------------------------
EBIT ($ in millions)                                                   Q3 2004                      Q3 2003<F1>
----------------------------------------------------------- ------------------- -----------------------------
Equity Ventures                                                              9                           (1)
----------------------------------------------------------- ------------------- -----------------------------
Remaining Structured Finance                                               (2)                            32
----------------------------------------------------------- ------------------- -----------------------------
Building Systems                                                          (12)                            18
----------------------------------------------------------- ------------------- -----------------------------
New Ventures                                                               (7)                          (17)
----------------------------------------------------------- ------------------- -----------------------------
Other non-core activities                                                    2                          (26)
----------------------------------------------------------- ------------------- -----------------------------
Total                                                                     (10)                             6
----------------------------------------------------------- ------------------- -----------------------------
Restructuring costs (included in EBIT)                                     (1)                          (14)
----------------------------------------------------------- ------------------- -----------------------------
<F1> Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

Non-core activities reported negative EBIT of $10 million in the third quarter compared to positive EBIT of $6 million in the same period of 2003, driven primarily by the Building Systems businesses, which reported a negative EBIT of $12 million compared to a positive EBIT of $18-million in the same period in 2003. The quarterly result in 2003 included a $30-million capital gain on the sale of the Nordic part of the business. A near break-even EBIT from the German Building Systems business in the quarter was more than offset by costs associated with the disposal or winding down of business in some other countries. Other Non-core activities improved due to the elimination of the former Group Processes business area.

Corporate
----------------------------------------------------------- ------------------- -----------------------------
EBIT ($ in millions)                                                   Q3 2004                      Q3 2003<F1>
----------------------------------------------------------- ------------------- -----------------------------
Headquarters/stewardship                                                  (85)                          (38)
----------------------------------------------------------- ------------------- -----------------------------
Research and development                                                  (23)                          (27)
----------------------------------------------------------- ------------------- -----------------------------
Other<F2>                                                                  (3)                          (11)
----------------------------------------------------------- ------------------- -----------------------------
Total                                                                    (111)                          (76)
----------------------------------------------------------- ------------------- -----------------------------
<F1> Adjusted to reflect the reclassification of activities to Discontinued operations in 2003
<F2> Includes consolidation effects, real estate and Treasury Services

Headquarters and stewardship activities resulted in an EBIT loss of $85 million in the third quarter, compared to $38 million in the same quarter in 2003, which included a $65-million capital gain on the divestment of the Nordic Building Systems business. Adjusted for this effect, the EBIT loss from headquarters was $18 million less than the same quarter in 2003, as a result of lower corporate costs. Corporate results will not improve significantly over the remainder of 2004 but are expected to improve gradually through 2005.

Other income (expense), net
----------------------------------------------------------- ------------------- -----------------------------
EBIT ($ in millions)                                                   Q3 2004                      Q3 2003<F1>
----------------------------------------------------------- ------------------- -----------------------------
Restructuring                                                             (24)                          (68)
----------------------------------------------------------- ------------------- -----------------------------
Asset write-downs                                                         (16)                          (14)
----------------------------------------------------------- ------------------- -----------------------------
Net capital gains                                                            1                           141
----------------------------------------------------------- ------------------- -----------------------------
Income from licenses and equity-accounted companies                         28                             0
----------------------------------------------------------- ------------------- -----------------------------
Total                                                                     (11)                            59
----------------------------------------------------------- ------------------- -----------------------------
<F1> Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

Asset write-downs in the quarter were $16 million and included the write-down of an investment in a venture capital business. Net capital gains were lower in the quarter, compared to the third quarter of 2003, which included a $95-million gain on the sale of ABB's Nordic Building Systems business. Income from licenses and equity-accounted companies increased to $28 million, reflecting primarily income from the company's Equity Ventures portfolio. In the third quarter of 2003, income from licenses and equity-accounted companies was offset by

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


losses in the Swedish Export Credit Corporation, in which ABB held a 35-percent stake that it has since divested.

Discontinued operations
----------------------------------------------------------- ------------------- -----------------------------
Net income (loss) ($ in millions)                                      Q3 2004                      Q3 2003<F1>
----------------------------------------------------------- ------------------- -----------------------------
Reinsurance                                                                (1)                            53
----------------------------------------------------------- ------------------- -----------------------------
Asbestos                                                                  (25)                         (122)
----------------------------------------------------------- ------------------- -----------------------------
Oil, Gas and Petrochemicals business                                      (22)                         (194)
----------------------------------------------------------- ------------------- -----------------------------
Other                                                                       24                          (62)
----------------------------------------------------------- ------------------- -----------------------------
Total net loss                                                            (24)                         (325)
----------------------------------------------------------- ------------------- -----------------------------
<F1> Adjusted to reflect the reclassification of activities to Discontinued operations in 2003

The difference in the Reinsurance result reflects the divestment of this business in the second quarter of 2004.

Expenses related to asbestos decreased in the quarter, primarily due to a reduction in the expense from the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company's asbestos liabilities. That expense decreased from $67 million in the third quarter of 2003 to $19 million in the same period this year. Additionally, the third quarter of 2003 included an expense of $41 million relating to a contingent payment for asbestos.

The oil, gas and petrochemicals result in Discontinued operations for this quarter includes various items in addition to the result of the remaining downstream business, such as compliance costs associated with the upstream business. The divestment of the upstream business, completed in July 2004, resulted in net cash proceeds of some $800 million and a break-even result on the transaction. Results for the downstream oil and gas business are presented in the next section.

The improvement in net income on the line Other in Discontinued operations in the third quarter was primarily the result of the release of provisions related to the final settlement during the quarter of the sale of the Structured Finance business in 2002. The loss in the 2003 quarter included a $24-million charge ahead of the sale of ABB Export Bank, which has since been divested.

Oil, Gas and Petrochemicals - downstream
----------------------------------------------------------- ------------------ --------------- --------------
($ in millions)                                                       Q3 2004         Q3 2003         Change
----------------------------------------------------------- ------------------ --------------- --------------
Orders                                                                    247             273          (10%)
----------------------------------------------------------- ------------------ --------------- --------------
Revenues                                                                  249             433          (42%)
----------------------------------------------------------- ------------------ --------------- --------------
Net income (loss)                                                        (12)           (122)
----------------------------------------------------------- ------------------ --------------- --------------

Demand for ethylene technologies in the downstream oil, gas and petrochemicals business continued to grow in the third quarter. The strategic shift in the large project business to lower-risk reimbursable contracts rather than large scope fixed-price contracts, however, resulted in a 10-percent reduction in orders and 42-percent lower revenues in the third quarter of 2004 compared to the same period in 2003.

The net loss in the quarter amounted to $12 million compared to a loss of $122 million in the same period in 2003, which included a number of non-cash project write-offs, including a large petrochemicals project in India and a refinery in The Netherlands.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004

                                                 Appendix 1
ABB key figures third quarter 2004
---------------------------------------------------- --------------- -------------- -----------------------
$ in millions                                               Q3 2004     Q3 2003<F1><F2>         % change
---------------------------------------------------- --------------- -------------- ----------- -----------
                                                                                     Nominal      Local
----------------- ---------------------------------- --------------- -------------- ----------- -----------
Orders            Group                                       4,782          4,373          9%          5%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                        2,103          1,853         13%          9%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Automation Technologies                   2,750          2,312         19%         13%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Non-core activities                         104            427
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Corporate                                 (175)          (219)
----------------- ---------------------------------- --------------- -------------- ----------- -----------
Revenues          Group                                       4,796          4,553          5%          1%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                        2,142          1,877         14%          9%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Automation Technologies                   2,684          2,392         12%          6%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Non-core activities                         145            490
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Corporate                                 (175)          (206)
----------------- ---------------------------------- --------------- -------------- ----------- -----------
EBIT*             Group                                         255            230         11%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                          110            127       (13%)
----------------- ---------------------------------- --------------- -------------- -----------
                    Automation Technologies                     266            173         54%
----------------- ---------------------------------- --------------- -------------- -----------
                    Non-core activities                        (10)              6
----------------- ---------------------------------- --------------- -------------- -----------
                    Corporate                                 (111)           (76)
----------------- ---------------------------------- --------------- -------------- -----------
EBIT margin       Group                                        5.3%           5.1%
----------------- ---------------------------------- --------------- -------------- -----------
                    Power Technologies                         5.1%           6.8%
----------------- ---------------------------------- --------------- -------------- -----------
                    Automation Technologies                    9.9%           7.2%
----------------- ---------------------------------- --------------- -------------- -----------
                    Non-core activities
----------------- ---------------------------------- --------------- -------------- -----------
                    Corporate
---------------------------------------------------- --------------- -------------- -----------
Net income (loss)                                                98          (283)
---------------------------------------------------- --------------- -------------- ----------- -----------

ABB key figures first nine months 2004
---------------------------------------------------- --------------- -------------- -----------------------
$ in millions                                           Nine months    Nine months         % change
                                                               2004       2003<F1><F2>
---------------------------------------------------- --------------- -------------- ----------- -----------
                                                                                     Nominal      Local
----------------- ---------------------------------- --------------- -------------- ----------- -----------
Orders            Group                                      15,690         14,029         12%          5%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                        7,225          5,827         24%         17%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Automation Technologies                   8,648          7,162         21%         13%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Non-core activities                         362          1,928
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Corporate                                 (545)          (888)
----------------- ---------------------------------- --------------- -------------- ----------- -----------
Revenues          Group                                      14,065         13,705          3%        (4%)
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                        6,276          5,569         13%          7%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Automation Technologies                   7,891          6,976         13%          5%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Non-core activities                         456          2,034
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Corporate                                 (558)          (874)
----------------- ---------------------------------- --------------- -------------- ----------- -----------
EBIT*             Group                                         776            460         69%
----------------- ---------------------------------- --------------- -------------- ----------- -----------
                    Power Technologies                          417            413          1%
----------------- ---------------------------------- --------------- -------------- -----------
                    Automation Technologies                     739            519         42%
----------------- ---------------------------------- --------------- -------------- -----------
                    Non-core activities                        (21)          (110)
----------------- ---------------------------------- --------------- -------------- -----------
                    Corporate                                 (359)          (362)
----------------- ---------------------------------- --------------- -------------- -----------
EBIT margin       Group                                        5.5%           3.4%
----------------- ---------------------------------- --------------- -------------- -----------
                    Power Technologies                         6.6%           7.4%
----------------- ---------------------------------- --------------- -------------- -----------
                    Automation Technologies                    9.4%           7.4%
----------------- ---------------------------------- --------------- -------------- -----------
                    Non-core activities
----------------- ---------------------------------- --------------- -------------- -----------
                    Corporate
---------------------------------------------------- --------------- -------------- -----------
Net income (loss)                                               188          (388)
---------------------------------------------------- --------------- -------------- ----------- -----------

<F1> Figures for the Group and Power Technologies division have been restated to correct a previously disclosed overstatement of earnings. For more information, refer to Note 2 - Restatement for earnings overstatement in an Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release.

<F2> Includes reclassification of activities to Discontinued operations in 2003
* Earnings before interest and taxes. See Summary Financial Information for more information.

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004

                                   Appendix 2

This appendix presents the restated and unaudited ABB Group consolidated income statement for each quarter from the first quarter of 2003 until the second quarter of 2004 to correct for the effect of a previously disclosed overstatement of earnings (see Note 2 Restatement for earnings overstatement in an Italian subsidiary, in the Notes to the summary consolidated financial statements attached to this press release).


                                                 ABB Ltd
                                 Summary Consolidated Income Statements
                                First quarter 2003 to second quarter 2004
-------------------------------------------------------------------------------------------------------
                                                          ....All amounts are unaudited....
                                                                     ($ millions)
--------------------------------------------- --------- -------- --------- --------- --------- --------
                                                 Q2 04    Q1 04     Q4 03     Q3 03     Q2 03    Q1 03
--------------------------------------------- --------- -------- --------- --------- --------- --------
Revenues                                         4'910    4'359     5'079     4'553     4'842    4'310
--------------------------------------------- --------- -------- --------- --------- --------- --------
Cost of sales                                  (3'674)  (3'211)   (3'858)   (3'437)   (3'559)  (3'230)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Gross profit                                     1'236    1'148     1'221     1'116     1'283    1'080
--------------------------------------------- --------- -------- --------- --------- --------- --------
Selling, general and administrative expenses     (932)    (904)     (903)     (934)   (1'041)    (952)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Amortization expense                              (10)     (10)       (9)      (11)      (10)     (10)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Other income (expense), net                        (3)      (4)     (128)        59      (95)     (25)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Earnings before interest and taxes                 291      230       181       230       137       93
--------------------------------------------- --------- -------- --------- --------- --------- --------
Interest and dividend income                        45       31        37        38        29       40
--------------------------------------------- --------- -------- --------- --------- --------- --------
Interest and other finance expense                (90)    (107)     (114)     (160)     (115)    (165)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Income from continuing operations before           246      154       104       108        51     (32)
taxes and minority interest
--------------------------------------------- --------- -------- --------- --------- --------- --------
Provision for taxes                               (90)     (62)      (27)      (40)      (19)       11
--------------------------------------------- --------- -------- --------- --------- --------- --------
Minority interest                                 (26)     (15)      (26)      (26)      (19)     (11)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Income (loss) from continuing operations           130       77        51        42        13     (32)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Income (loss) from discontinued operations        (41)     (76)     (442)     (325)      (71)     (15)
--------------------------------------------- --------- -------- --------- --------- --------- --------
Net income (loss)                                   89        1     (391)     (283)      (58)     (47)
--------------------------------------------- --------- -------- --------- --------- --------- --------
-------------------------------------------------------------------------------------------------------

Press Release                                                      [LOGO OF ABB]

ABB Group Q3 results 2004


More information
The 2004 Q3 results press release and presentation slides are available from October 28, 2004 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 10:00 Central European Time (CET). Callers from the U.K. should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +44 207 866 4300 (U.K.), +41 91 612 4330 (rest of Europe) or +1 412 317 0088 (U.S.). The code is 299, followed by the # key.

A conference call for analysts and investors is scheduled to begin at 14:00 CET. Callers from the U.S. should dial +1 412 858 4600. Callers from Europe and the rest of the world should call +41 91 610 5600. Callers are requested to phone in 10 minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +1 412 317 0088 (U.S.) or +41 91 612 4330
(Europe and the rest of the world). The code is 116 followed by the # key.

In 2005, the dates for quarterly reports are as follows:

         February 17       Q4 and full year 2004 results
         April 28          Q1 2005 results
         July 28           Q2 2005 results
         October 27        Q3 2005 results

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

Zurich, October 28, 2004
Jurgen Dormann, chairman and CEO


This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, ABB's ability to dispose of certain of its non-core businesses on terms and conditions acceptable to it, ABB's ability to further reduce its indebtedness as planned, the resolution of asbestos claims on terms and conditions satisfactory to ABB, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.


For more information please contact:

Media Relations                         Investor Relations                      ABB Ltd
Thomas Schmidt, Wolfram Eberhardt       Switzerland: Tel. +41 43 317 3804       Affolternstrasse 44
Tel: +41 43 317 6568                    Sweden: Tel. +46 21 325 719             CH-8050 Zurich, Switzerland
Fax: +41 43 317 7958                    USA: Tel. +1 203 750 7743
media.relations@ch.abb.com              investor.relations@ch.abb.com

                                                                   [LOGO OF ABB]

                          Summary Financial Information
                        Nine Months Ended September 2004

Financial Information Nine Months, 2004

                                     ABB Ltd
                     Summary Consolidated Income Statements

---------------------------------------------------------------------------------------------------------------
                                                          January - September            July - September
                                                           2004        2003*            2004        2003*
                                                                    (restated)                   (restated)
                                                       --------------------------------------------------------
                                                       (unaudited)  (unaudited)     (unaudited)  (unaudited)
                                                                (in millions, except per share data)
---------------------------------------------------------------------------------------------------------------
Revenues                                                $    14,065   $    13,705   $     4,796    $     4,553
Cost of sales                                               (10,510)      (10,226)       (3,625)        (3,437)
                                                       --------------------------------------------------------
Gross profit                                                  3,555         3,479         1,171          1,116
Selling, general and administrative expenses                 (2,731)       (2,927)         (895)          (934)
Amortization expense                                            (30)          (31)          (10)           (11)
Other income (expense), net                                     (18)          (61)          (11)            59
                                                       --------------------------------------------------------
Earnings before interest and taxes                              776           460           255            230
Interest and dividend income                                    119           107            43             38
Interest and other finance expense                             (265)         (440)          (68)          (160)
                                                       --------------------------------------------------------
Income from continuing operations before taxes and
minority interest                                                630           127           230            108
Provision for taxes                                            (236)          (48)          (84)           (40)
Minority interest                                               (65)          (56)          (24)           (26)
                                                       --------------------------------------------------------
Income from continuing operations                               329            23           122             42
Loss from discontinued operations, net of tax                  (141)         (411)          (24)          (325)
                                                       --------------------------------------------------------
Net income (loss)                                       $       188   $      (388)  $        98    $      (283)
                                                       ========================================================

Basic earnings (loss) per share:
Income from continuing operations                       $      0.16   $      0.02   $      0.06    $      0.04
Net income (loss)                                       $      0.09   $     (0.33)  $      0.05    $     (0.24)

Diluted earnings (loss) per share:
Income from continuing operations                       $      0.16   $      0.02   $      0.06    $      0.04
Net income (loss)                                       $      0.09   $     (0.33)  $      0.05    $     (0.24)
---------------------------------------------------------------------------------------------------------------

* The 2003 periods presented have been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

                                     ABB Ltd
                       Summary Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------
                                                                          At              At               At
                                                                    September 30       June 30        December 31
                                                                        2004            2004*            2003*
                                                                   -------------------------------------------------
                                                                                      (restated)      (restated)
                                                                   -------------------------------------------------
                                                                     (unaudited)      (unaudited)      (audited)
                                                                            (in millions, except share data)
                                                                   -------------------------------------------------
Cash and equivalents                                                  $      2,851    $       2,914    $      4,669
Marketable securities                                                          745              491             473
Receivables, net                                                             5,426            5,337           5,327
Inventories, net                                                             2,965            2,836           2,617
Prepaid expenses and other                                                   1,702            1,566           2,002
Assets held for sale and in discontinued operations                          1,800            3,112           6,427
                                                                   -------------------------------------------------
Total current assets                                                        15,489           16,256          21,515
Financing receivables, non-current                                           1,185            1,249           1,330
Property, plant and equipment, net                                           2,712            2,695           2,840
Goodwill                                                                     2,310            2,306           2,331
Other intangible assets, net                                                   444              466             549
Prepaid pension and other employee benefits                                    515              518             524
Investments and other                                                        1,154            1,262           1,312
                                                                   -------------------------------------------------
Total assets                                                          $     23,809    $      24,752    $     30,401
                                                                   =================================================

Accounts payable, trade                                               $      3,075    $       2,963    $      2,999
Accounts payable, other                                                      1,284            1,232           1,394
Short-term borrowings and current maturities of long-term borrowings           616              939           1,635
Accrued liabilities and other                                                4,845            4,688           5,145
Liabilities held for sale and in discontinued operations                     1,471            1,980           5,100
                                                                   -------------------------------------------------
Total current liabilities                                                   11,291           11,802          16,273
Long-term borrowings                                                         4,562            5,176           6,290
Pension and other employee benefits                                          1,824            1,778           1,794
Deferred taxes                                                                 901              958             969
Other liabilities                                                            1,868            1,879           1,873
                                                                   -------------------------------------------------
Total liabilities                                                           20,446           21,593          27,199
Minority interest                                                              242              237             285
Stockholders' equity:
  Capital stock and additional paid-in capital                               3,067            3,067           3,067
  Retained earnings                                                          1,948            1,850           1,760
  Accumulated other comprehensive loss                                      (1,756)          (1,857)         (1,772)
  Less: Treasury stock, at cost (11,611,529 shares at September
  30, 2004)                                                                   (138)            (138)           (138)
                                                                   -------------------------------------------------
Total stockholders' equity                                                   3,121            2,922           2,917
                                                                   -------------------------------------------------
Total liabilities and stockholders' equity                            $     23,809    $      24,752    $     30,401
                                                                   =================================================
--------------------------------------------------------------------------------------------------------------------

* The June 30, 2004, and the December 31, 2003, balance sheets have been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

                                     ABB Ltd
                  Summary Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------------------------
                                                                      January - September        July - September
                                                                       2004        2003*        2004        2003*
                                                                                (restated)               (restated)
                                                                    -------------------------------------------------
                                                                    (unaudited) (unaudited)  (unaudited) (unaudited)
                                                                                     (in millions)
---------------------------------------------------------------------------------------------------------------------
Operating activities:
Net income (loss)                                                    $      188  $     (388)  $       98  $     (283)
Adjustments to reconcile net income (loss) to net cash from (used
in) operating activities:
  Depreciation and amortization                                             438         435          142         145
  Provisions                                                               (136)       (725)           6         (83)
  Pension and post-retirement benefits                                       66          23           18          73
  Deferred taxes                                                             (5)       (129)         (18)        (44)
  Net gain from sale of property, plant and equipment                       (26)        (23)          (3)        (11)
  Loss on sale of discontinued operations                                    43          --            7          --
  Other                                                                     139         264          (17)        102
  Changes in operating assets and liabilities:
    Marketable securities (trading)                                          42          29           (1)         (6)
    Trade receivables                                                      (156)       (127)          82        (103)
    Inventories                                                            (431)       (106)         (59)         17
    Trade payables                                                           (6)        (72)          14         (13)
    Other assets and liabilities, net                                       (74)        (23)          53         323
                                                                    -------------------------------------------------
Net cash provided by (used in) operating activities                          82        (842)         322         117
                                                                    -------------------------------------------------

Investing activities:
Changes in financing receivables                                            107         181           56          22
Purchases of marketable securities (other than trading)                  (2,283)     (2,309)        (653)       (424)
Purchases of property, plant and equipment                                 (344)       (391)        (109)       (161)
Acquisitions of businesses (net of cash acquired)                           (23)        (49)          (7)         (5)
Proceeds from sales of marketable securities (other than trading)         1,965       2,482          403         479
Proceeds from sales of property, plant and equipment                         93          96           30          34
Proceeds from sales of businesses (net of cash disposed)                  1,128         465          813         208
                                                                    -------------------------------------------------
Net cash provided by investing activities                                   643         475          533         153
                                                                    -------------------------------------------------

Financing activities:
Changes in borrowings                                                    (2,781)       (221)      (1,027)       (175)
Treasury and capital stock transactions                                     (36)        156           --          --
Other                                                                       (23)         22            3         (20)
                                                                    -------------------------------------------------
Net cash used in financing activities                                    (2,840)        (43)      (1,024)       (195)
                                                                    -------------------------------------------------

Effects of exchange rate changes on cash and equivalents                    (10)         95           17          34
Adjustment for the net change in cash and equivalents in assets held
for sale and in discontinued opertiions                                     307          36           89         54
                                                                    -------------------------------------------------
Net change in cash and equivalents - continuing operations               (1,818)       (279)         (63)        163
                                                                    -------------------------------------------------
Cash and equivalents beginning of period                                  4,669       2,336        2,914       1,894
                                                                    -------------------------------------------------
Cash and equivalents end of period                                   $    2,851  $    2,057   $    2,851  $    2,057
                                                                    =================================================

Interest paid                                                        $      308  $      324   $      123  $       98
Taxes paid                                                           $      304  $      157   $       98  $       50
---------------------------------------------------------------------------------------------------------------------

* The 2003 periods presented have been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

     ABB Ltd notes to summary consolidated financial statements (unaudited)
                    (US$ in millions, except per share data)




Note 1  The summary consolidated financial statements

The summary consolidated financial information is prepared on the basis of accounting principles generally accepted in the United States (US GAAP) and is presented in United States dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosures under US GAAP.

Amounts in prior periods have been reclassified to conform to the Company's current presentation.

The par value of capital stock is denominated in Swiss francs (CHF).

ABB Ltd (the "Company") considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax, to be the most relevant measure of the Company's and its divisions' financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on this measure.


Note 2  Restatement for earnings overstatement in an Italian subsidiary

During the second quarter of 2004, the Company received information regarding earnings overstatements by the medium voltage business unit of its Power Technologies division (the "PT-MV BAU") in Italy. An investigation performed by the Company, with the assistance of outside counsel and forensic accountants, has shown that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. The Company disclosed the preliminary results of this investigation in a press release on June 11, 2004, filed with the United States Securities and Exchange Commission (SEC) on Form 6-K on June 14, 2004.

The cumulative effect of these overstatements on the Company's earnings before interest and taxes and net income was approximately $73 million and $89 million, respectively, from the first quarter of 1998 through the end of March 2004. The negative impact on income tax expense results from the inability to claim tax benefits under Italian tax law for adjustments made to improperly filed tax returns for the years 1998 through 2002, as well as a reassessment of the realizability of our deferred tax assets due to a cumulative loss position after the restatement.

The consolidated financial statements and related notes presented in this press release have been restated for the misstatements. The Company has restated its consolidated financial statements by means of an amended 2003 annual report on Form 20-F filed with the United States Securities and Exchange Commission on September 24, 2004. As compared with financial data provided in the Company's Annual Report on Form 20-F filed with the SEC on April 9, 2004, the corrections have increased net loss by $12 million ($0.01 per share basic and diluted), $36 million ($0.04 and $0.03 per share basic and diluted, respectively) and $14 million ($0.02 per share basic and diluted) in 2003, 2002 and 2001, respectively, decreased net income by $17 million ($0.01 and $0.02 per share basic and diluted, respectively) and $6 million ($0.01 per share basic and diluted) in 2000 and 1999, respectively, and decreased stockholders' equity by $109 million at December 31, 2003. See Appendix 2 for 2003 and 2004 restated quarterly financial information.

The Company has undertaken measures, including termination of employment, with respect to the personnel involved in the earnings overstatement. In addition, ABB Power Technologies S.p.A., an Italian subsidiary carrying

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

out business within the PT-MV BAU in which these activities took place, has designed, and is implementing, an improved system of accounting controls. The Company may consider additional remedial measures in light of this investigation. In addition, the Company's investigation revealed that certain employees of ABB Power Technologies S.p.A. participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company has reported this matter to the Italian Public Prosecutor's Office, which is conducting its own investigation, as well as to the SEC. The Company has terminated staff determined to be involved in arranging such improper payments.


Note 3  Significant divestitures

In January 2004, the Company sold its MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. The Company recorded $10 million of impairment charges on this divestment in loss from discontinued operations, net of tax, in the fourth quarter of 2003. No additional significant losses were recorded in the nine months ended September 30, 2004, as a result of the sale of this business.

In March 2004, the Company completed the sale of its Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of CapVis Equity Partners AG. The Company recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004.

In April 2004, the Company completed the sale of its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, receiving gross cash proceeds of $415 million, including $12 million received in July 2004. Consequently, in the nine months ended September 30, 2004, the Company recorded a loss of $37 million in loss from discontinued operations, net of tax, related primarily to foreign exchange effects of the business from January 1, 2004, through the date of sale.

In the second quarter of 2004, the Company sold a business in Sweden, formerly part of the Automation Technologies division, for $11 million, as well as investments in two U.S. technology businesses for $6 million, reporting a total gain on these divestments of $7 million in other income (expense), net, in the second quarter of 2004.

In July 2004, the Company completed the sale of the upstream part of its Oil, Gas and Petrochemicals division to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC for an initial purchase price of $925 million plus potential deferred consideration of up to $50 million. The potential deferred consideration of up to $50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital. The Company and the purchasers of the Upstream business are currently involved in the process of finalizing the sales price which is primarily based on the net asset value development of the Upstream business up to closing. This is part of a customary, yet complex, process in such transactions and the Company has not recognized a significant loss nor does it anticipate recognizing a significant loss on the sale of the Upstream business. The results of operations of the Upstream business up to the time of sale and the remaining Oil, Gas and Petrochemicals businesses are reflected as discontinued operations in all periods presented. For additional information see
Note 7 - Discontinued operations and businesses held for sale.


Note 4  Restructuring programs

2001 Program

The 2001 program initiated in July 2001 in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries continued to be paid out in 2004.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

In the first nine months of 2004, the Company paid termination benefits of $11 million to 56 employees and $4 million were paid to cover costs associated with lease terminations and other exit costs. At September 30, 2004, accrued liabilities included $16 million for lease terminations and other exit costs. Based on changes in management's original estimate, a $4 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net. Currency fluctuations resulted in a $1 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs.

The 2001 program was substantially completed during 2002 and the remaining liability will be substantially paid out in 2004.


Step change program

In October 2002, the Company announced the Step change program. The goals of the Step change program were to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. As of June 30, 2004, the Step change program was substantially complete.

In the first nine months of 2004, related to the Step change program, the Company recognized restructuring charges of $35 million related to workforce reductions and $13 million related to lease terminations and other exit costs. Based on changes in management's original estimate, a $4 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net. Termination benefits of $110 million were paid to 681 employees and $7 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions included production, managerial and administrative employees. At September 30, 2004, accrued liabilities included $19 million for termination benefits and $38 million for lease terminations and other exit costs. Currency fluctuations resulted in a $1 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs.

As a result of the Step change program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $4 million in the first nine months of 2004, to write down these assets to their fair value. These costs are included in other income (expense), net.


Other

Certain other restructuring programs were initiated during 2003 and 2004 at specified locations not included in the Step change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses as well as to improve results in the specified locations of the core divisions not covered by the Step change program.

In the first nine months of 2004, the Company recognized restructuring charges of $44 million related to workforce reductions and $13 million related to lease terminations and other exit costs. Based on changes in management's original estimate, a $5 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net. Termination benefits of $57 million were paid to 981 employees and $18 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions included production, managerial and administrative employees. At September 30, 2004, accrued liabilities included $53 million for termination benefits and $25 million for lease terminations and other exit costs. Currency fluctuations resulted in a $1 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

-------------------------------------------------------------------------------------------------------------------
                                                                        2001        Step
Nine months ended September 30, 2004                                   program     change       Other      Total
                                                                      ---------------------------------------------
                                                                                   (in millions)
-------------------------------------------------------------------------------------------------------------------
Restructuring charge for workforce reduction                           $      --   $     35   $      44  $      79
Restructuring charge for lease terminations, writedown of property,
plant and equipment, and other                                                --         17          13         30
Change in estimate                                                            (4)        (4)         (5)       (13)
                                                                      ---------------------------------------------
Total restructuring charges and related asset write-downs              $      (4)  $     48   $      52  $      96
                                                                      =============================================
-------------------------------------------------------------------------------------------------------------------


Note 5  Borrowings

The Company's total reported borrowings outstanding at September 30, 2004, June 30, 2004, and December 31, 2003, amounted to $5,178 million, $6,115 million, and $7,925 million, respectively.

In the first six months of 2004, the Company bought back a portion of its public bonds with a total face value of $458 million. On July 29, 2004, the Company announced tender offers to repurchase all of the outstanding 300 million euro 5.375% bonds due 2005 and 475 million euro 5.125% bonds due 2006, being approximately 275 million euro and approximately 368 million euro, respectively. In conjunction with the tender offers, the Company convened bondholders meetings to vote on amendments to these bonds to allow the Company to call and redeem those bonds that were not tendered under the respective tender offer. Bonds validly tendered and accepted under the tender offers were settled on September 14, 2004. On September 9, 2004, bondholders approved the resolutions which gave the Company the option to redeem early the remaining outstanding instruments. The Company exercised its options and the remaining instruments were redeemed on September 29, 2004. As a result of these bond buybacks in the nine months ended September 30, 2004, total borrowings decreased by approximately $1,275 million.

In November 2003, as part of the capital-strengthening program, the Company entered into a new unsecured syndicated $1.0 billion 3-year revolving credit facility, which became available in December 2003 upon the fulfillment of certain conditions. No amount was drawn under this facility at September 30, 2004, June 30, 2004, or December 31, 2003.

The credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis. As of September 30, 2004, the Company was in compliance with these covenants.


Note 6  Accounting for the USD convertible bond

In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds had to be accounted for as a derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative created a discount on issuance which was being amortized to earnings over the life of the bond.

On May 28, 2004, bondholders voted in favor of the Company's proposed amendment to the terms of the bonds whereby if the bonds are converted, the Company will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. As a result of this amendment, it is no longer required to

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and added to the carrying value of the bonds at that date. The difference between this new carrying value of the bonds and par ($968 million) is being amortized to earnings over the remaining life of the bonds. At September 30, 2004, the outstanding carrying value of the bonds was $882 million. The Company recorded a loss from the change in fair value of the derivative of $16 million from January 1, 2004, up to the date of the bond amendment. When added to the amortization of the discount on the bonds for the nine months ended September 30, 2004, of $29 million, this resulted in an aggregate charge to earnings of $45 million ($79 million for the nine months ended September 30, 2003) and a corresponding increase in borrowings.

The Company recorded a charge to earnings in respect of the amortization of the discount on the bonds for the three months ended September 30, 2004, amounting to $7 million ($43 million for the third quarter 2003, including a loss of $33 million from the change in fair value of the derivative) and a corresponding increase in borrowings.


Note 7  Discontinued operations and businesses held for sale

Discontinued businesses are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. The balance sheet and income statement data for all prior periods presented are reclassified to present the financial position and results of operations of businesses meeting the criteria of SFAS 144 as discontinued operations. In addition, the balance sheet data for all prior periods presented are reclassified to present the financial position of businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statement of cash flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

The following divestments are in line with the Company's strategy to focus on power and automation technologies for industry and utility customers.

In January 2004, the Company agreed to sell the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC. In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million plus a potential deferred consideration of up to $50 million. The potential deferred consideration of up to $50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital. The Company and the purchasers of the Upstream business are currently involved in the process of finalizing the sales price which is primarily based on the net asset value development of the Upstream business up to closing. This is part of a customary, yet complex, process in such transactions and the Company has not recognized a significant loss nor does it anticipate recognizing a significant loss on the sale of the Upstream business. The results of operations of the Upstream business up to the time of sale and the remaining Oil, Gas and Petrochemicals businesses are reflected as discontinued operations in all periods presented.

ABB Vetco Gray Inc. and ABB Vetco Gray Ltd., two of our subsidiaries that were sold as part of the Upstream business, pleaded guilty on July 6, 2004, to violation of the Foreign Corrupt Practices Act (FCPA) and paid an aggregate fine totaling $10.5 million. In addition, in July 2004, the Company agreed with the United States Securities and Exchange Commission to resolve civil charges relating to violations of the FCPA, including the payment of $5.9 million in allegedly unlawful profits.

In December 2003, the Company agreed to sell its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company. As a result of the anticipated sale, the Company recorded an impairment charge of $154 million in the fourth quarter of 2003. In April 2004, the Company completed the sale of its Reinsurance business for gross cash proceeds of $415 million, including $12 million received in July 2004. Consequently, in the nine months ended September 30, 2004, the Company recorded a loss of $37 million in loss from discontinued operations, net of tax, related primarily to foreign exchange effects of the business from January 1, 2004, through the date of sale. The results of operations of this business are reflected as discontinued operations.

In March 2004, the Company sold its Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

CapVis Equity Partners AG. The Company recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004. As of December 31, 2003, the assets and liabilities of the Swiss Building Systems business were reflected in assets and liabilities held for sale and in discontinued operations up to the time of sale. The results of operations up to the time of sale were reflected in continuing operations.

In January 2004, the Company sold its MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. The Company recorded $10 million of impairment charges on this divestment in loss from discontinued operations, net of tax, in the fourth quarter of 2003. No additional significant losses were recorded in the nine months ended September 30, 2004, as a result of the sale of this business.

In November 2002, the Company completed the sale of most of its Structured Finance business to General Electric Capital Corporation (GE) and received cash proceeds of approximately $2.0 billion, including a contingent payment of $20 million to be released to the Company should amounts ultimately collected by GE, from a portfolio transferred by the Company to GE, reach specified targets. Collection of the last portion of the contingent payment amount took place on August 3, 2004.

In addition, the Company has also reflected other minor operations as discontinued operations, as appropriate.

In discontinued operations, the Company also recorded a charge of approximately $42 million in the nine months ended September 30, 2004, primarily related to the mark-to-market treatment of the 30 million shares of the Company that are reserved for use with the pre-packaged plan of reorganization for Combustion Engineering, Inc, under Chapter 11 of the United States Bankruptcy Code (see
Note 11 - Commitments and contingencies).

The loss from discontinued operations, net of tax, of $141 million recognized in the nine months ended September 30, 2004, includes revenues of $1,676 million, of which $851 million relate to the Upstream business.

At September 30, 2004, the major classes of assets held for sale and in discontinued operations were: $124 million of cash, equivalents and marketable securities; $951 million of receivables, net; $121 million of inventories, net; $68 million of prepaid expenses and other; $30 million of financing receivables, non-current; $76 million of property, plant and equipment, net; $195 million of goodwill; $59 million of other intangible assets, net; $39 million of prepaid pension and other related benefits and $137 million of investments and other assets. At September 30, 2004, the major classes of liabilities held for sale and in discontinued operations were: $1,038 million of accounts payable; $16 million of short-term borrowings and current maturities of long-term borrowings; $217 million of accrued liabilities and other; $20 million of long-term borrowings; $68 million of pension and other related benefits; $71 million of deferred taxes, non-current and $41 million of other liabilities.


Note 8  Employee benefits

For the nine months and three months ended September 30, 2004, net periodic benefit cost consists of the following:

-------------------------------------------------------------------------------------------------------------------
                                                                       Pension      Other     Pension     Other
(in millions)                                                          benefits    benefits   benefits   benefits
                                                                      ---------------------------------------------
                                                                        January-September       July-September
                                                                              2004                   2004
-------------------------------------------------------------------------------------------------------------------
Service cost                                                           $     141   $      3   $      47  $       1
Interest cost                                                                269         16          91          5
Expected return on plan assets                                              (237)        --         (81)        --
Amortization of prior service cost                                             3         --           1         --
Amortization of net actuarial loss                                            26          6           9          2
                                                                      ---------------------------------------------
Net periodic benefit cost                                              $     202   $     25   $      67  $       8
                                                                      =============================================
-------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 2003, net periodic benefit cost was $296 million and $39 million for pension benefits and other benefits, respectively.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

The Company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $248 million to its pension plans and $27 million to its other postretirement benefit plans in 2004. For the nine months ended September 30, 2004, $165 million and $24 million of contributions have been made to its pension plans and other postretirement plans, respectively. The Company anticipates contributing an additional $53 million and $6 million in 2004 for a revised expected total in 2004 of $218 million and $30 million to its pension plans and other postretirement plans, respectively.


Note 9  Earnings per share

Basic earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the period or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; and shares issuable in relation to outstanding convertible bonds, if dilutive.

In the three and nine months ended September 30, 2003, and in the three months ended September 30, 2004, the potential shares from the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings (loss) per share, as their inclusion would have been antidilutive. In the nine months ended September 30, 2004, only the potential shares from the warrants and options outstanding in connection with the Company's December 2003 launch under the management incentive plan were included in the computation of diluted earnings (loss) per share, as the inclusion of potential shares from the warrants and options of other launches under the management incentive plan would have been antidilutive.

The shares issuable in relation to the $968 million aggregate principal amount of convertible unsubordinated bonds due 2007 and the shares issuable in relation to the CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010 were excluded from the computation of diluted earnings per share in all periods presented, as their inclusion would have been antidilutive.

------------------------------------------------------------------------------------------------------------------
                                                                January - September         July - September
Basic earnings (loss) per share                                  2004         2003*       2004             2003*
                                                            ------------------------------------------------------
                                                                      (in millions, except per share data)
------------------------------------------------------------------------------------------------------------------
Income from continuing operations                             $       329  $        23   $       122  $        42
Loss from discontinued operations, net of tax                        (141)        (411)          (24)        (325)
                                                            ------------------------------------------------------
Net income (loss )                                            $       188  $      (388)  $        98  $      (283)
                                                            ======================================================

Weighted average number of shares outstanding                       2,028        1,171         2,028        1,193

Basic earnings (loss) per share:
Income from continuing operations                             $      0.16  $      0.02   $      0.06  $      0.04
Loss from discontinued operations, net of tax                       (0.07)       (0.35)        (0.01)       (0.28)
                                                            ------------------------------------------------------
Net income (loss )                                            $      0.09  $     (0.33)  $      0.05  $     (0.24)
                                                            ======================================================

* The 2003 periods presented have been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

--------------------------------------------------------------------------------------------------------------------
                                                                 January - September            July - September
Diluted earnings (loss) per share                               2004            2003*        2004            2003*
                                                           ---------------------------------------------------------
                                                                     (in millions, except per share data)
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations                            $       329    $       23    $       122   $        42
Loss from discontinued operations, net of tax                       (141)         (411)           (24)         (325)
                                                           ---------------------------------------------------------
Net income (loss)                                            $       188    $     (388)   $        98   $      (283)
                                                           =========================================================

Weighted average number of shares outstanding                      2,028         1,171          2,028         1,193
Dilution from warrants and options                                     1            --             --            --
                                                           ---------------------------------------------------------
Diluted weighted average number of shares outstanding              2,029         1,171          2,028         1,193
                                                           =========================================================

Diluted earnings (loss) per share:
Income from continuing operations                            $      0.16    $     0.02    $      0.06   $      0.04
Loss from discontinued operations, net of tax                $     (0.07)   $    (0.35)   $     (0.01)  $     (0.28)
Net income (loss)                                            $      0.09    $    (0.33)   $      0.05   $     (0.24)
                                                           =========================================================

* The 2003 periods presented have been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.


Note 10  Stock-based compensation

The Company maintains a management incentive plan under which it offers stock warrants to key employees, for no consideration. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company, and the employee retains the right to vest in the warrants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

-----------------------------------------------------------------------------------------------------------------
                                                               January - September         July - September
                                                               2004           2003*      2004            2003*
                                                           ------------------------------------------------------
                                                                    (in millions, except per share data)
-----------------------------------------------------------------------------------------------------------------
Net income (loss), as reported                               $      188   $      (388)  $       98   $      (283)
Less: Total stock-based employee compensation expense
determined under fair value method for all awards, net of
related tax effects                                                  (5)          (10)          (1)           (1)
                                                           ------------------------------------------------------
Pro forma net income (loss)                                  $      183   $      (398)  $       97   $      (284)
                                                           ======================================================

Basic and diluted income (loss) per share:
  Basic - as reported                                        $     0.09   $     (0.33)  $     0.05   $     (0.24)
  Basic - pro forma                                          $     0.09   $     (0.34)  $     0.05   $     (0.24)

  Diluted - as reported                                      $     0.09   $     (0.33)  $     0.05   $     (0.24)
  Diluted - pro forma                                        $     0.09   $     (0.34)  $     0.05   $     (0.24)
-----------------------------------------------------------------------------------------------------------------

* The 2003 periods presented have been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.


Note 11  Commitments and contingencies

Asbestos

The Company is awaiting the results of a hearing held on June 3, 2004, before the U.S. 3rd Circuit Court of Appeals to review a pre-packaged Chapter 11 plan of reorganization that was filed in 2003 by a U.S. subsidiary of the Company, Combustion Engineering (the "Plan"). The Plan has already been approved by both a federal bankruptcy court and a U.S. district court and the Company. The Company cannot be certain of the duration or outcome of the appeals process.


Note 12  New accounting standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 required variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, the Company adopted the requirements of FIN 46 and applied the guidance to all VIEs in which the Company has an interest. In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. The buyer established a VIE upon acquisition, exclusively for the purpose of servicing the aircraft-leasing portfolio. Subsequent to divestment, the Company continued its involvement in the VIE by providing significant financial support in the form of mezzanine and subordinated financing of approximately $90 million. As the primary beneficiary, the Company retained $182 million of assets and acquired $76 million of third party long-term borrowings through consolidation of the VIE as of December 31, 2003. At September 30, 2004, the outstanding financing provided by the Company to the VIE amounted to approximately $71 million. FIN 46 was revised in December 2003, which among various changes added additional scope exceptions. The December 2003 revision (FIN 46R) was adopted by March 2004. The Company completed its assessment of the effects of the adoption of FIN 46R and such effects were not material to its consolidated financial position.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

Note 13  Summary of consolidated stockholders' equity

-----------------------------------------------------------------------------------------------------------
     (in millions)
Stockholders' equity at January 1, 2004*                                                      $      2,917
Comprehensive income:
Net income                                                                          188
Foreign currency translation adjustments                                             24
Accumulated foreign currency translation adjustments allocated to
divestment of businesses                                                             20
Unrealized gain on available-for-sale securities, net of tax                         13
Minimum pension liability adjustment, net of tax                                     25
Unrealized loss on cash flow hedge derivatives, net of tax                          (66)
                                                                                --------
Total comprehensive income                                                                             204
                                                                                          ----------------
Stockholders' equity at September 30, 2004 (unaudited)                                        $      3,121
                                                                                          =================

* Stockholders' equity at January 1, 2004, has been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.


At September 30, 2004, the Company had 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered and issued, including 30,298,913 shares that are reserved for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering, Inc. As these 30 million shares are presently held by one of the Company's subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company's consolidated financial statements.


Note 14  Segment and geographic data

Effective January 1, 2004, the Group Processes activities, previously in the Non-core activities division, were integrated into the core divisions and the Substations business was transferred from the Automation Technologies division to the Power Technologies division. All periods presented have been restated to reflect the organizational structure of the Company at September 30, 2004.

     o The Power Technologies division serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

     o The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

     o The Non-core activities division includes the following activities and businesses of the Company: the remaining Equity Ventures business, the remaining Structured Finance business, the remaining Building Systems business, New Ventures, Customer Service and Logistic Systems.

     o Corporate includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business. Inter-divisional transactions are eliminated in Corporate.

The Company evaluates performance of its segments based on earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division and geographic revenues, earning before interest and taxes, depreciation and amortization, and capital expenditures.

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

Segment data

---------------------------------------------------------------------------------------------------------------
                                                                   Orders received
                                       ------------------------------------------------------------------------
  (in millions)                                 January - September                    July - September
                                       ------------------------------------------------------------------------
                                              2004               2003              2004                2003
---------------------------------------------------------------------------------------------------------------
Power Technologies                       $      7,225       $      5,827       $     2,103        $      1,853
Automation Technologies                         8,648              7,162             2,750               2,312
Non-core activities                               362              1,928               104                 427
Corporate(1)                                     (545)              (888)             (175)               (219)
                                       ------------------------------------------------------------------------
Total                                    $     15,690       $     14,029       $     4,782        $      4,373
                                       ========================================================================

---------------------------------------------------------------------------------------------------------------
                                                                      Revenues
                                       ------------------------------------------------------------------------
  (in millions)                                 January - September                    July - September
                                       ------------------------------------------------------------------------
                                              2004              2003*              2004               2003*
---------------------------------------------------------------------------------------------------------------
Power Technologies                       $      6,276       $      5,569       $     2,142        $      1,877
Automation Technologies                         7,891              6,976             2,684               2,392
Non-core activities                               456              2,034               145                 490
Corporate(1)                                     (558)              (874)             (175)               (206)
                                       ------------------------------------------------------------------------
Total                                    $     14,065       $     13,705       $     4,796        $      4,553
                                       ========================================================================

---------------------------------------------------------------------------------------------------------------
                                                  Earnings before interest and taxes (operating income)
                                       ------------------------------------------------------------------------
  (in millions)                                 January - September                    July - September
                                       ------------------------------------------------------------------------
                                              2004              2003*              2004               2003*
---------------------------------------------------------------------------------------------------------------
Power Technologies                       $        417       $        413       $       110        $        127
Automation Technologies                           739                519               266                 173
Non-core activities                               (21)              (110)              (10)                  6
Corporate(1)                                     (359)              (362)             (111)                (76)
                                       ------------------------------------------------------------------------
Total                                    $        776       $        460       $       255        $        230
                                       ========================================================================

---------------------------------------------------------------------------------------------------------------
                                                             Depreciation and amortization
                                       ------------------------------------------------------------------------
  (in millions)                                 January - September                    July - September
                                       ------------------------------------------------------------------------
                                              2004               2003              2004                2003
---------------------------------------------------------------------------------------------------------------
Power Technologies                       $        156       $        135       $        50        $         46
Automation Technologies                           213                186                68                  64
Non-core activities                                 9                 55                 1                  16
Corporate                                          60                 52                23                  17
                                       ------------------------------------------------------------------------
Total                                    $        438       $        428       $       142        $        143
                                       ========================================================================

                                                                   [LOGO OF ABB]

Financial Information Nine Months, 2004

---------------------------------------------------------------------------------------------------------------
                                                                  Capital expenditures(2)
                                       ------------------------------------------------------------------------
  (in millions)                                 January - September                    July - September
                                       ------------------------------------------------------------------------
                                              2004               2003              2004                2003
---------------------------------------------------------------------------------------------------------------
Power Technologies                       $         92       $         79       $        34        $         28
Automation Technologies                           118                 99                38                  43
Non-core activities                                12                 51                 5                  41
Corporate                                          25                 27                10                  --
                                       ------------------------------------------------------------------------
Total                                    $        247       $        256       $        87        $        112
                                       ========================================================================

---------------------------------------------------------------------------------------------------------------
                                                                             Number of employees(3)
                                                                  ---------------------------------------------
                                                                     September 30, 2004      December 31, 2003
---------------------------------------------------------------------------------------------------------------
Power Technologies                                                               41,300                 40,500
Automation Technologies                                                          54,900                 54,800
Non-core activities                                                               2,900                  8,300
Oil, Gas and Petrochemicals                                                       2,600                 11,100
Corporate                                                                         1,600                  1,800
                                                                  ---------------------------------------------
Total                                                                           103,300                116,500
                                                                  =============================================

Geographic information

---------------------------------------------------------------------------------------------------------------
                                                                   Orders received (4)
                                       ------------------------------------------------------------------------
  (in millions)                                 January - September                    July - September
                                       ------------------------------------------------------------------------
                                               2004              2003               2004               2003
---------------------------------------------------------------------------------------------------------------
Europe                                    $      7,844      $      7,839       $      2,340       $      2,317
The Americas                                     2,742             2,362                995                758
Asia                                             3,889             2,352              1,052                890
Middle East and Africa                           1,215             1,476                395                408
                                       ------------------------------------------------------------------------
Total                                     $     15,690      $     14,029       $      4,782       $      4,373
                                       ========================================================================

---------------------------------------------------------------------------------------------------------------
                                                                        Revenues (4)
                                       ------------------------------------------------------------------------
  (in millions)                                 January - September                    July - September
                                       ------------------------------------------------------------------------
                                               2004             2003*               2004              2003*
---------------------------------------------------------------------------------------------------------------
Europe                                    $      7,323      $      7,637       $      2,402       $      2,510
The Americas                                     2,509             2,634                856                879
Asia                                             2,936             2,364              1,037                794
Middle East and Africa                           1,297             1,070                501                370
                                       ------------------------------------------------------------------------
Total                                     $     14,065      $     13,705       $      4,796       $      4,553
                                       ========================================================================

* The 2003 periods presented have been restated to correct misstatements in an Italian subsidiary. See Note 2 - Restatement for earnings overstatement in an Italian subsidiary.
(1) Includes adjustments to eliminate inter-division transactions.
(2) Capital expenditures reflect purchases of fixed tangible assets.
(3) Includes businesses in discontinued operations.
(4) Orders received and revenues have been reflected in the regions based on the location of the customer, which may be different from the ultimate destination of the products' end use.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ABB LTD

Date:  November 22, 2004              By: /s/ Richard A. Brown
                                         ---------------------------------------
                                      Name:    Richard A. Brown
                                      Title:   Group Vice President and
                                               Assistant General Counsel


                                      By:  /s/ Francois Champagne
                                         ---------------------------------------
                                      Name:    Francois Champagne
                                      Title:   Group Vice President and Senior
                                               Counsel